BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

In compliance with what is stated in article 157, clause 4, of Law Nº 6.404/1976, and within the terms of CVM Instructions Nº 358/2002 and 567/2015, BRF S.A. ("BRF" or the "Company" – B3: BRFS3; NYSE: BRFS) hereby informs to the public that its Board of Directors, in a meeting held today, has approved the start of the succession process of its current Global Chief Executive Officer, Mr. Pedro de Andrade Faria. The executive will remain in the leadership of the Company until December 31, 2017 and will actively take part into de transition process to the new management. BRF is in the process of recruiting a new Global Chief Executive Officer, whose name will be announced in due time.

São Paulo, August 31, 2017

Abilio dos Santos Diniz

Chairman of the Board of Directors

Pedro de Andrade Faria

Global Chief Executive, Finance and Investor Relations Officer